Exhibit 99.1

RADCOM LTD.

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that the 2009 Annual General Meeting of Shareholders (the “Meeting”) of Radcom Ltd. (the “Company”) will be held on Wednesday, December 9, 2009 at 4:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(1)	To re-elect one (1) director to serve as a member of the Company’s Board of Directors;

(2)	To fix the number of members of the Company’s Board of Directors at 5;

(3)	Subject to the approval of Item 2, to elect Shlomo Kalish and Matty Karp as new directors of the Company;

(4)	To approve the remuneration of the new directors of the Company;

(5)	To appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as the new independent registered public accounting firm of the Company, and to authorize the Company’s Audit Committee to fix their remuneration;

(6)	To discuss the auditors’ report and the consolidated financial statements of the Company for the year ended December 31, 2008; and

(7)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

        The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

        Shareholders of record at the close of business on November 3, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

        Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

        Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

David Ripstein

Chief Executive Officer

Dated: November 4, 2009

        The audited financial statements of the Company for the fiscal year ended December 31, 2008, are not a part of the proxy solicitation material, but were filed together with the Company’s Annual Report on Form 20-F, which was filed on June 18, 2009 with the Securities and Exchange Commission and is available at their website, www.sec.gov, and at the Company’s website, www.radcom.com.

RADCOM LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719, ISRAEL

PROXY STATEMENT

2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.20 nominal value (the “Ordinary Shares”), of Radcom Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the 2009 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, December 9, 2009 at 4:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

        It is proposed that at the Meeting, resolutions be adopted as follows:

1.	To re-elect one (1) director to serve as a member of the Board of Directors;

2.	To fix the number of members of the Company’s Board of Directors at 5;

3.	Subject to the approval of Item 2, to elect Shlomo Kalish and Matty Karp as new directors of the Company;

4.	To approve the remuneration of the new directors of the Company; and

5.	To appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as the new independent registered public accounting firm of the Company, and to authorize the Company’s Audit Committee to fix their remuneration.

        Additionally, the auditors’ report and the consolidated financial statements of the Company for the year ended December 31, 2008 will be discussed.

        The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        Shareholders may elect to vote their shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

        A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 2 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors. Only shareholders of record at the close of business on November 3, 2009 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about November 9, 2009 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

        Only shareholders of record at the close of business on November 3, 2009 will be entitled to vote at the Meeting and any adjournments or postponements thereof. The Company had outstanding on November 3, 2009, 5,081,707 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares as of November 3, 2009 by (i) each person or entity known to beneficially own more than five percent (5%) of the Company’s outstanding Ordinary Shares based on information provided to the Company by the holders or disclosed in public filings with the Securities and Exchange Commission, and (ii) all directors and officers as a group, based on information provided to the Company by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Zohar Zisapel (3)	1,845,433	34.6%
Yehuda Zisapel (4)	506,790	10.0%
RAD Data Communications Ltd (5)	44,460	0.9%
All directors and executive officers as a group,
except Zohar Zisapel(9 persons) (1) (2)	235,284	4.4%

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable on or within 60 days of November 3, 2009.

(2)	The percentage of outstanding Ordinary Shares is based on 5,081,707 Ordinary Shares outstanding as of November 3, 2009. For determining the percentage owned by each person, Ordinary Shares for each person includes Ordinary Shares that may be acquired by such person pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of November 3, 2009.

The number of outstanding Ordinary Shares does not include 30,843 shares that were repurchased by the Company.

(3)	Includes 44,460 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company, 13,625 Ordinary Shares owned of record by Klil and Michael Ltd., an Israeli company and 258,177 Ordinary Shares issuable upon exercise of options and warrants exercisable within 60 days of November 3, 2009. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.

(4)	Includes 44,460 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company, and 227,590 Ordinary Shares owned of record by Retem Local Networks Ltd., an Israeli company. Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Retem Local Networks and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by RAD Data Communications Ltd. and Retem Local Networks. Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.

(5)	Messrs. Zohar Zisapel and Yehuda Zisapel have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd. The shares held by RAD Data Communications Ltd. are reflected under the number of shares held by Zohar Zisapel and Yehuda Zisapel.

ITEM 1 – RE-ELECTION OF DIRECTORS

        At the Meeting, shareholders will be asked to re-elect one non-external director, Mr. Zohar Zisapel to serve as a member of the Board of Directors. Our second non-external director, Mr. Zohar Gilon, has decided not to stand for re-election at the Meeting and his directorship will terminate as of the Meeting. The nominee, if re-elected, together with the Company’s external directors, Mr. Uri Har and Ms. Irit Hillel and, if elected, the two new directors proposed to be elected pursuant to Item 3 below, will constitute the entire Board of Directors.

        Proxies may not be voted for a greater number of persons than the number of nominees named. Under the Articles of Association of the Company, the Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on the Board of Directors following the annual general meeting at its sole discretion.

        It is intended that proxies (other than those directing the proxy holders to vote against Mr. Zisapel or to abstain) will be voted for the re-election of Mr. Zisapel as a director of the Company, to hold office until the next annual general meeting and until his successor shall have duly taken office, unless his office is vacated earlier under any relevant provision of the Articles of Association of the Company or applicable laws or regulations.

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect Mr. Zisapel as a director of the Company. In the event that Mr. Zisapel should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the person named in the proxy in accordance with their best judgment. The Company is not aware of any reason why Mr. Zisapel, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mr. Zisapel. The following information is supplied with respect to Mr. Zisapel, and is based upon the records of the Company and information furnished to it by Mr. Zisapel.

        A brief biography of Mr. Zisapel is set forth below:

        Mr. Zohar Zisapel (60), one of the co-founders of the Company, has served as the Chairman of the Board of Directors since its inception. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as President from 1982 to 1997. Mr. Zisapel is the Chairman of other public companies, including: RADVISION Ltd. and Ceragon Ltd. as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering from the Technion – Israel Institute of Technology and an M.B.A. degree from Tel Aviv University.

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Zohar Zisapel be and hereby is re-elected to serve as a member of the Board of Directors, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – FIXING NUMBER OF DIRECTORS AT 5

        Under the Company’s Articles of Association, the Board of Directors is to consist of not less than three (3) and not more than nine (9) directors, the exact number to be fixed from time to time by resolution of the shareholders. The number of directors of the Company is currently fixed at four (4). The Board of Directors has determined that it is in the best interests of the Company to increase the number of directors to five (5). At the Meeting, shareholders will be asked to fix the number of directors on the Board of Directors at five (5).

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that number of directors on the Board of Directors be fixed at five (5), effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 3 – ELECTION OF NEW DIRECTORS

        Directors of the Company, other than external directors, are elected at each annual general meeting of shareholders. As noted above, Mr. Zohar Gilon, who has served as a director of the Company from June 1995 until the date of the Meeting, has decided not to stand for re-election at the Meeting. Subject to the approval of Item 2 above, at the Meeting, shareholders will be asked to elect two new non-external directors, Shlomo Kalish and Matty Karp to serve as members of the Board of Directors.

        Proxies may not be voted for a greater number of persons than the number of nominees named. Under the Articles of Association of the Company, the Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on the Board of Directors following the annual general meeting at its sole discretion.

        It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the two nominees named below as directors of the Company, each to hold office until the next annual general meeting and until his successor shall have duly taken office, unless his office is vacated earlier under any relevant provision of the Articles of Association of the Company.

        The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the two nominees named below as directors of the Company. In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors, and is based upon the records of the Company and information furnished to it by the nominees.

        A brief biography of each nominee is set forth below:

        Dr. Shlomo Kalish (57), currently serves as the CEO of the Jerusalem Global Group, a technology focused investment house, which he founded in 1994. He is also the managing partner of Jerusalem Global Ventures (“JGV”), a $120 million venture capital fund investing in seed-stage and early-stage communications and information technology companies, which he founded in 1999. In 2007, Dr. Kalish was chosen by Forbes Magazine to the Forbes Midas List, (#39 worldwide, first among Israelis on the list). JGV’s investments includes or included companies such as Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL), Creo Products, which was acquired by Eastman Kodak (NYSE: EK), Saifun Semiconductors, which merged with Spansion, QXL, Mellanox Technologies (NASDAQ: MLNX), Accord Networks, which was acquired by Polycom (NASDAQ: PLCM) and PictureVision, which was acquired by Eastman Kodak (NYSE: EK).

        Dr. Kalish is currently a director of a number of JGV portfolio companies. He also serves on the Boards of Governors of the Technion – Israel Institute of Technology and The Jerusalem College of Technology. He holds a Ph.D. in Operations Research from the Massachusetts Institute of Technology (“MIT”), a M.Sc. from the Sloan School of Management at MIT and a B.Sc. from Tel Aviv University. From 1970 to 1975, Dr. Kalish served in the Israeli Air Force as a fighter pilot with the rank of Captain and later in the reserves as a Major. From 1984 to 1995 he was a Faculty Member at the Recanati Business School at Tel-Aviv University.

         Mr. Matty Karp (60), has served as the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, since he co-founded it in 1997. From 2007 to 2008 he served as the Chairman of Israel Growth Partners Acquisition Corp. (IPAC). From 1994 to June 1999, Mr. Karp served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, Mr. Karp served as the president of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, Mr. Karp served as the corporate vice president for business development, marketing and sales, the general manager of the airbornes systems division and the head of the systems and products group at Elbit Systems Ltd. (NASDAQ and TASE: ESLT), an Israeli high-tech company with a worldwide presence.

        Mr. Karp has served as a director of a number of companies, including: Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL); Accord Networks which was acquired by Polycom (NASDAQ: PLCM); Saifun Semiconductors , which merged with Spansion and El Al Israel Airlines (TASE: ELAL). Mr. Karp received a B.S., cum laude, in Electrical Engineering from the Technion – Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program. Mr. Karp also served in the Israeli Air Force as a fighter pilot.

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

        It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Shlomo Kalish is elected to serve as a member of the Board of Directors, effective immediately.

RESOLVED, that Matty Karp is elected to serve as a member of the Board of Directors, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 4 – REMUNERATION FOR NEW DIRECTORS

Under the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder, the remuneration of directors generally requires the approval of a company’s audit committee, followed by the approval of its board of directors, and then the approval of its shareholders.

Subject to the election of Dr. Shlomo Kalish and Mr. Matty Karp as directors of the Company (see Item 3), and shareholder approval of this Item 4, both the Audit Committee of the Board of Directors (the “Audit Committee”) and the Board of Directors have approved to pay the new directors cash compensation and equity compensation in amounts equal to the compensation of external directors of the Company and under the same vesting conditions. Accordingly, if approved, the new directors will each be paid (i) an annual fee of NIS 18,700 (currently equivalent to approximately $5,000) and a per meeting attendance fee of NIS 1,080 (currently equivalent to approximately $300), such amounts are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to Israeli law from time to time and (ii) options to purchase 12,500 Ordinary Shares to be vested over a period of three years beginning on the date of the Meeting, with one third to be vested at the end of each year, provided that such director continues to serve as a director of the Company. The exercise price of all options to be granted shall be equal to the closing price of the Company’s shares on the NASDAQ Capital Market as of the business day preceding the Meeting. The option grants described above will be issued under the Company’s 2003 Share Option Plan.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the election of Dr. Shlomo Kalish as a director of the Company, to pay to Dr. Kalish, effective as of the date of the Meeting and for the duration of his service in such capacity, compensation equal to the compensation described in the Notice of 2009 Annual General Meeting of Shareholders and Proxy Statement, dated November 4, 2009.

RESOLVED, subject to the election of Mr. Matty Karp as a director of the Company, to pay to Mr. Carp, effective as of the date of the Meeting and for the duration of his service in such capacity, compensation equal to the compensation described in the Notice of 2009 Annual General Meeting of Shareholders and Proxy Statement, dated November 4, 2009.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 – APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

        At the Meeting, the shareholders will be asked to approve the appointment of Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, as the Company’s independent registered public accounting firm until the end of next year’s annual general meeting of shareholders. The current independent registered public accounting firm, Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International have been the Company’s independent registered public accounting firm for over a decade, and the Board of Directors is interested in refreshing this appointment and believes that this is in the Company’s best interests. The shareholders will also be asked to authorize the Audit Committee, by the authority delegated to it by the Board of Directors, to fix the compensation of the auditors in accordance with the amount and nature of their services.

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

        It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, A Member firm of Ernst and Young Global, be, and hereby are, appointed as the independent registered public accounting firm of the Company until the end of the 2010 annual general meeting of shareholders, and that the Audit Committee, by an authority duly delegated by the Board of Directors, be, and it hereby is, authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 6 – REVIEW OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

        The audited financial statements of the Company for the fiscal year ended December 31, 2008 were filed together with the Company’s Annual Report on Form 20-F, which was filed on June 18, 2009 with the Securities and Exchange Commission and is available at their website, www.sec.gov, and at the Company’s website, www.radcom.com. The Company will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

ITEM 7 – OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

David Ripstein

Chief Executive Officer

Dated: November 4, 2009

RADCOM LTD.

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoints Zohar Zisapel, Chairman of the Board of Directors, David Ripstein, President and Chief Executive Officer, and Jonathan Burgin, Chief Financial Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Radcom Ltd. (the “Company”) which the undersigned is entitled to vote at the 2009 Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel on Wednesday, December 9, 2009 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of 2009 Annual General Meeting of Shareholders and Proxy Statement, dated November 4, 2009.

        This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

☒ Please mark your votes as in this example.

1.	Re-election of Zohar Zisapel as a member of the Board of Directors of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	To fix the number of members of the Company’s Board of Directors at 5.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Election of new directors:

3A.	Election of Shlomo Kalish as a member of the Board of Directors of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3B.	Election of Matty Karp as a member of the Board of Directors of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Approval of the remuneration of the new directors of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Appointing the Company’s new registered public accounting firm, and authorizing the Company’s Audit Committee, by an authority delegated to it by the Board of Directors, to fix their remuneration.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of the 2009 Annual General Meeting of Shareholders and Proxy Statement, dated November 4, 2009.

Signature: ____________________	___________________________	Date: _____________, 2009
title (if applicable)

Signature if held jointly: _____________________	__________________________	Date: ____________, 2009
title (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title. If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in the partnership’s name by an authorized person.